UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017863

NO ACT
P.E 1-20-03
1-6991

March 17, 2003

Allison Garrett
Vice President & General Counsel
Wal-Mart Legal Department
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Act	1934
Section	
Rule	14A-8
Public Availability	3/17/2003

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

Dear Ms. Garrett:

This is in response to your letters dated January 20, 2003 and February 14, 2003 concerning the shareholder proposal submitted to Wal-Mart by Service Employees International Union. We also have received a letter from the proponent dated February 11, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Executive Director
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Allison Garrett
Vice President & General Counsel

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
(479) 273-4505
allison.garrett@wal-mart.com

February 14, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. – Response to Letter from SEIU Master Trust (the "Proponent") Regarding No-Action Request Dated January 20, 2003 Relating to Proponent's Shareholder Proposal (the "Proposal")

Ladies and Gentlemen:

Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") submits this response to the Proponent's letter to the Staff of the Division of Corporation Finance (the "Staff") dated February 11, 2003, in which the Proponent argues that Wal-Mart should not be permitted to exclude the Proposal from the proxy materials for its 2003 Annual Meeting of Shareholders (the "Proxy Materials"). Wal-Mart is responding only to certain points set forth in the Proponent's letter; therefore, this letter does not restate the contents of, and should be read in conjunction with, the Company's January 20, 2003 no-action request (the "No-Action Request").

In its letter, the Proponent attempts to controvert Wal-Mart's position that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. In the No-Action Request, Wal-Mart argued that the Proposal is excludable from the Proxy Materials because, although it purports to address executive compensation, its true intent is to change Wal-Mart's provision of health care benefits to its employees. As we observed in the No-Action Request, the Staff has repeatedly permitted exclusion of shareholder proposals attempting to control employee benefits under Rule 14a-8(i)(7).

To rebut Wal-Mart's argument, the Proponent cites three no-action letters in which the Staff did not permit shareholder proposals to be excluded under Rule 14a-8(i)(7). The proposals cited by the Proponent are distinguishable from the Proposal. The proposal in *UAL Corporation* (February 1, 2002), which the Company distinguished in the No-Action Request, asked that the company incorporate additional criteria related to company performance into its executive compensation plan. These criteria included seat mile capacity, number of departures and completion of mainline capital expenditures, which are criteria that relate to the economic performance of the company. The proposal in *United Technologies Corporation* (February 20,

2001) requested that criteria such as employee training, participation and feedback be considered in executive compensation. Again, these are criteria that much more closely relate to a company's financial performance than the criterion suggested in the Proposal. The proposal in *Louisiana-Pacific Corporation* (February 29, 1996) sought to include criteria such as employee involvement in decision-making, the linking of employee compensation to employee performance and more employee training. Those criteria also relate to matters that can add to a company's bottom line and increase shareholder value.

None of these proposals deal with employee benefits, which is an area that the Staff has consistently found to be covered by the "ordinary business" exclusion under Rule 14a-8(i)(7). The Proposal, on the other hand, seeks to link executive compensation to the provision of additional benefits to Wal-Mart's employees in the form of increased participation. The provision of additional employee benefits is an issue relating to compensation that a company will pay its employees, which is a matter clearly within the realm of a company's ordinary business operations.

The Proponent asserts in its letter that there is evidence that providing additional employee benefits is related to company performance, but provides no data that this is the case, particularly with respect to Wal-Mart, which successfully attracts and retains high-quality employees under its current compensation and benefits structure. In fact, the adoption of the Proposal could decrease shareholder value by creating an incentive for executive officers to spend more on employee benefits in order to receive increased compensation, even if the increase in employee benefits would not create additional shareholder value.

For the above reasons, the Proposal should be excludable from the Proxy Materials under Rule 14a-8(i)(7). Wal-Mart is sending a copy of this letter to the Proponent concurrently with this submission. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

cc: Steve Abrecht
SEIU Master Trust
1313 L Street, N.W.
Washington, D.C. 20005

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

RECEIVED
2003 JAN 22 PM 12: 01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-2345
allison.garrett@wal-mart.com

Allison Garrett
Vice President & General Counsel

January 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal Regarding the Linking of Executive Compensation to Health Insurance Participation

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The Proposal was submitted by Service Employees International Union (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2003 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2003 Proxy Materials on or about April 4, 2003, so that it may commence mailing the 2003 Proxy Materials by no later than April 11, 2003. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

<u>The Proposal</u>

The Proposal requests that the Compensation and Nominating Committee of the Board of Directors "incorporate into the factors used to determine the amount of compensation to which a senior executive is entitled under the Management Incentive Plan ('MIP') a criterion based on the increase in the percentage of Wal-Mart employees who are covered by, and whose families are covered by, a medical health insurance plan sponsored by Wal-Mart, as compared with the percentage in the previous fiscal year. The criterion may be removed from the formula once Wal-Mart's coverage rate equals or exceeds the national average for large firms as determined by the annual Kaiser/HRET Survey of Employer-Sponsored Health Benefits (the 'Kaiser Survey')."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i) under the Exchange Act on the grounds that (a) the Proposal relates to the Company's ordinary business operations, (b) the Proposal contains numerous false and misleading statements in violation of Rule 14a-9, (c) and the Proposal is substantially implemented.

Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." While the Proposal purports to address executive compensation, the goal of the Proposal is to effect changes in Wal-Mart's health care coverage of its employees. Evidence of this goal is the Proposal's statement that this criterion may be removed once Wal-Mart's employee health insurance coverage rate equals or exceeds a certain percentage. Therefore, the true subject matter of the Proposal is the Company's employee health benefits. The Staff has consistently found proposals relating to employee health benefits to be excludable on the basis that they relate to a company's ordinary business operations. *See, e.g., AT&T Corp.* (Mar. 1, 2002); *DTE Energy Company* (Jan. 22, 2001); *United Technologies Company* (Feb. 19, 1993).

In *UAL Corp.* (Feb. 1, 2002), the Staff was unable to concur that UAL Corp. could exclude, under Rule 14a-8(i)(7), a shareholder proposal that linked executive compensation to certain "re-growth measures." The UAL Proposal sought to supplement existing criteria related to executive performance under the UAL executive compensation plan with additional criteria that related to company performance, such as seat mile capacity, number of departures and the completion of mainline capital expenditures. Because the criterion advanced for consideration by the Proposal is not related to either company or executive performance, which are both legitimate subjects of shareholder concern, but is instead related to the provision of employee benefits, which involves Wal-Mart's ordinary business operations, the Proposal is substantively different from the UAL Proposal, and Wal-Mart has concluded that the Proposal is excludable from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(7).

False and Misleading (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Proposal is false and misleading in at least the following respects:

1. The Proposal's statement that, "Wal-Mart requires full-time employees to work for six months before becoming eligible to participate in a health plan, and raised from 28 to 34 the number of hours per week . . . to be eligible" is misleading.

The Proposal claims that "Wal-Mart requires full-time employees to work for six months before becoming eligible to participate in a health plan, and raised from 28 to 34 the number of hours per week . . . to be eligible" is false and misleading. One-Hundred (100%) percent of all active full-time, part-time and temporary associates of Wal-Mart Stores, Inc. in the continental United States and Alaska are eligible to participate in a Wal-Mart sponsored health plan on their date of hire. Full-time hourly logistics associates, full-time hourly pharmacists, and full-time hourly field supervisors are eligible to participate in a limited medical benefit plan during their first Ninety (90) days of continuous full-time employment. All other full-time hourly associates are eligible to participate in a limited medical benefit plan during their first One Hundred Eighty (180) days of continuous full-time employment. After the associate reaches his or her 91st or 181st day, depending on division or position, he or she becomes eligible to participate in a major medical Wal-Mart sponsored heath plan. Associates in Hawaii may begin participation in a Wal-Mart sponsored health plan after two consecutive 40-hour pay periods.

While it is true that most newly hired associates must work 34 hours per week in order to be considered full-time employees, all part-time associates are also eligible for medical coverage. Part-time hourly associates are eligible to participate in a limited medical benefit plan for their first Seven Hundred and Thirty (730) days of employment. After the associate reaches his or her 731st day of continuous employment, he or she is eligible to participate in a major medical Wal-Mart sponsored heath plan Therefore, the Proposal's statements regarding eligibility for medical coverage are false and misleading.

2. The Proposal's statement that, "Wal-Mart's health benefits are not accessible or affordable" is materially false and misleading.

As discussed in paragraph 1 of this section, the Company's health benefits are very accessible to Wal-Mart associates. Moreover, to ensure that Wal-Mart's Associates' Medical Plan remains affordable, Wal-Mart contributes over 67% of the total premium for actively working associates who participate in the Associates' Medical Plan. Therefore, the Proposal's assertion that "Wal-Mart pays less than half of the total premium paid" is false and misleading.

For all of the above reasons, the Proposal's assertions do not accurately reflect the availability and costs of health benefits under Wal-Mart-sponsored heath plans. Therefore, the Proposal's statement that Wal-Mart's health benefits are not accessible is false and misleading.

3. The Proposal's comparison of Wal-Mart's health insurance to other company's health insurance plans is misleading. Additionally, the placement of Wal-Mart in the "large firms" category of the Kaiser Survey rather than the "retail" category is incorrect and materially misleading.

The comparison of Wal-Mart's health insurance to the health insurance plans of other companies in the Kaiser survey fails to take into consideration that no survey can fairly or accurately compare all aspects of health care plans. All health plans are different, and the differences among the plans are not reflected in the statistical data provided in the Kaiser Survey. For example, while some health plans reflected in the Kaiser Survey may place low caps on covered medical expenses, which may increase availability and lower the cost of the plan to participants, Wal-Mart's Associates' Medical Plan does not place a lifetime ~~any~~ cap on most covered medical expenses once the participant has been on the plan for one year, which is an invaluable benefit in cases of catastrophic illness or injury. Also, Medical plans tend to have large differences in covered and non-covered medical and pharmaceutical benefits, co-payments, and deductibles, all of which directly affect the premium and availability to employees of each such plan. Therefore, any comparison of Wal-Mart's health insurance to the health insurance provided by other companies as summarized in the Kaiser Survey will be misleading to Wal-Mart's shareholders without full disclosure of the nature of the plans for accurate comparisons.

In addition, the Proposal incorrectly categorizes Wal-Mart as a "large firm" for purposes of the Kaiser Survey, rather than as a "retailer." In order to produce a meaningful comparison, Wal-Mart's data must be compared against the "retail" averages provided in the Kaiser Survey because, due to the labor-intensive nature of the retail industry, retailers have lower profitability per employee than large firms in other industries. A company's ability to offer benefits to its employees is directly related to its profitability per employee, and as such, the Proposal's placement of Wal-Mart in the "large firms" category of the Kaiser Survey rather than the "retail" category is incorrect and materially misleading because we are not being fairly compared to companies that must make similar business decisions.

4. The Proposal's statement that "[b]etween 2001 and 2002, health insurance premiums paid by employees for full family coverage increased by an average of nearly 30%" is misleading.

Although it is true that average premiums increased by 30% between 2001 and 2002, over the past eight years the bi-weekly premiums in several of the medical plans offered to associates increased less than the national average. For example, the average bi-weekly premium for all associates in the Associates' Medical Plan only increased by $1.39 per year (from $33.09 bi-weekly to $44.22 bi-weekly). This rate of premium increase (3.7% annually) is actually well below the national average of over 6% for the same time period, as reported by the

2002 Kaiser Survey. Therefore, the Proposal's statement regarding the increase in premiums would be misleading to shareholders. Additionally, it is important to note that, during the same year that premiums increased 30%, enrollment in Wal-Mart medical insurance plans, measured both as a percentage and in raw numbers, actually increased. Over 150,000 associates (250,000 participants) have been added to Wal-Mart's medical insurance plans over the last four years.

As is clear from the above discussion, the Proposal contains a number of false, misleading and unsubstantiated statements and would require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Staff sometimes permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. See Section E.1. of SLB 14. Therefore, Wal-Mart has concluded that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3).

Substantially Implemented (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal that has been substantially implemented. The 2002 Kaiser Survey indicates that Wal-Mart's percentage of workers participating in a company-sponsored health plan actually exceeds the national average for retailers (the appropriate category for comparison of Wal-Mart's data).

	Retail Industry	Wal-Mart
Percentage of workers covered by company-sponsored health insurance:	40%	45%

Since the Proposal states that "[t]he criterion [health insurance coverage] may be removed from the formula once Wal-Mart's coverage rate equals or exceeds the national average" (although the Proposal references the incorrect national average; i.e., the average for "large firms" rather than "retailers"), the Proposal is substantially implemented and may be excluded from the 2003 Proxy Materials in accordance with Rule 14a-8(i)(10).

Conclusion

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2003 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2003 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

Enclosures

cc: Steve Abrecht
Service Employees International Union (SEIU)
1313 L. Street, N.W.
Washington, D.C. 20005

Exhibit A
Proposal and Related Correspondence

RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Wal-Mart") urge the Compensation and Nominating Committee of the Board of Directors to incorporate into the factors used to determine the amount of compensation to which a senior executive is entitled under the Management Incentive Plan ("MIP") a criterion based on the increase in the percentage of Wal-Mart employees who are covered by, and whose families are covered by, a medical health insurance plan sponsored by Wal-Mart, as compared with the percentage in the previous fiscal year. The criterion may be removed from the formula once Wal-Mart's coverage rate equals or exceeds the national average for large firms as determined by the annual Kaiser/HRET Survey of Employer-Sponsored Health Benefits (the "Kaiser Survey").

SUPPORTING STATEMENT

Wal-Mart's success depends to a large extent on its ability to attract and retain employees. Wal-Mart's own web site emphasizes the importance of its employees, trumpeting, "Our People Make the Difference." (www.wal-martstores.com).

Health benefits play a critical role in retaining employees. A 2000 Retention Practices Study by the Society for Human Resource Management surveyed 473 human resource professionals regarding the effectiveness of 36 tools in retaining employees. Health care benefits ranked number one, ahead of competitive salaries and increases, and retirement benefits.

We believe that Wal-Mart's senior executive compensation programs should take into account the company's success in implementing human resource practices that facilitate employee retention. Currently, pay to senior management under the MIP is determined solely by one criterion, pre-tax profits.

We are concerned that Wal-Mart's health benefits are not accessible or affordable. Wal-Mart requires full-time employees to work for six months before becoming eligible to participate in a health plan, and raised from 28 to 34 the number of hours per week an employee must work in order to be eligible. Between 2001 and 2002, health insurance premiums paid by employees for full family coverage increased by an average of nearly 30%. Wal-Mart pays less than half of the total premium paid to the insurer, compared with a national average in 2002 of over 70%, according to the Kaiser Survey.

Fewer than half of Wal-Mart's employees participate in a company-sponsored health plan, according to a Wal-Mart spokesperson. (L.A. Times, Nov. 22, 2002, at part 3, page 1) The Kaiser Survey reports that the national average is over 80%. The burden of covering Wal-Mart employees who are not covered under a Wal-Mart plan falls on other area employers, if a Wal-Mart employee obtains coverage through a spouse's employer, or on taxpayers if the employee qualifies for government-subsidized health care. We believe that such externalities may damage Wal-Mart's reputation and strengthen opposition to Wal-Mart's expansion into new communities, which in turn may harm Wal-Mart's profitability and growth prospects.

We urge shareholders to vote for this proposal.

SEIU
Stronger Together

December 13, 2002

By Mail and by Fax: 479-277-5991

Mr. Robert Rhoads
General Counsel & Secretary
Wal-Mart Stores, Inc. Legal Team
702 S.W. 8th Street
Bentonville, AR 72716-8315

CHECKED BY
DEC 16 2002
SYSTEMS

Dear Mr. Rhoads:

On behalf of the SEIU Master Trust (the "Trust"), I write to give notice that, pursuant to the 2002 proxy statement of Wal-Mart Stores Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Wal-Mart shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Anna Burger
Anna Burger
International Secretary-Treasurer

SA:tm

OPEIU #2
AFL-CIO, CLC

Enclosure://1

SCAI
DEC 18

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
(479) 277-0425
cindy.moehring@wal-mart.com

Cindy P. Moehring
Assistant General Counsel, Corporate Governance

December 16, 2002

ATTN: Steve Abrecht
Service Employees International Union
1313 L. Street, N.W.
Washington, D.C. 20005

Dear Mr. Abrecht:

On December 13, 2002, we received your letter a shareholder proposal that requests that Wal-Mart factor associate participation in Wal-Mart's health insurance program when determining executive compensation and requesting that the proposal be considered for inclusion among our 2003 proxy materials. We appreciate your suggestion to improve our company. However, there are certain criteria that must be met before a proposal can be considered for inclusion in proxy materials.

Under the Securities and Exchange Commission's Rule 14a-8, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in our 2003 Proxy Statement.

If you hold your shares beneficially but not as a record shareholder, you must submit documentary evidence to us that:

- you are the holder of at least $2,000 in market value of Wal-Mart shares, and
- you have held Wal-Mart shares of at least that value continuously for at least one year.

To demonstrate that you meet these requirements, you should submit a written statement from your broker verifying that, at the time you submitted your proposal, you owned such shares continuously for at least one year.

In order to comply with Rule 14a-8, you must send in your response to this request for additional information by means of a letter postmarked no later than the 14th calendar day after your receipt of this letter.

We would like to thank you for your concern in our Company. We are always delighted to hear from our shareholders.

Sincerely,

Cindy Moehring

Cindy P. Moehring
Assistant General Counsel, Corporate Governance

PC Docs # 667668

Amalgamated Bank
America's Labor Bank

December 19, 2002

Ms. Cindy P Moehring
Assistant General Counsel, Corporate Governance
Wal-Mart Stores, Inc. Legal Department
702 S.W. 8th Street
Bentonville, AR 72716

Dear Ms. Moehring:

Re: Shareholder Proposal for 2003 Annual Meeting

I write to confirm that the SEIU Master Trust beneficially owns 107,175 shares of Wal-Mart Stores, Inc. common stock, which shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The SEIU Master Trust is made up of three multi-employer pension funds with assets exceeding $1.2 billion. The Master Trust has held at least $2,000 worth of Wal-Mart Stores, Inc. stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2003 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

SEIU
Stronger Together

February 11, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Wal-Mart Stores Inc. to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal requests that the Compensation and Nominating Committee of Wal-Mart's board of directors incorporate into the factors used to determine the amount of executive compensation to which a senior executive is entitled under the Management Incentive Plan ("MIP") a criterion based on the increase in the percentage of Wal-Mart employees who are covered by, and whose families are covered by, a medical health insurance plan sponsored by Wal-Mart.

In a letter to the Commission dated January 20, 2003 (the "No-Action Request"), Wal-Mart stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2003 annual meeting of shareholders. Wal-Mart contends that the Proposal is excludable under (i) Rule 14a-8(i)(7), as relating to the Company's ordinary business operations; (ii) Rule 14a-8(i)(3), on the ground that it contains false or misleading statements in violation of Rule 14a-9; and (iii) Rule 14a-8(i)(10) because Wal-Mart has substantially implemented the Proposal. Because Wal-Mart has not met its burden of proving that it is entitled to rely on any of the three bases enumerated above, its request for no-action relief should be denied.

Rule 14a-8(i)(7)—Ordinary Business

Rule 14a-8(i)(7) permits a company to exclude a proposal if it relates to the company's ordinary business operations. Wal-Mart claims that the Proposal, which asks the Company to change how it evaluates senior executive performance for purposes of compensation paid under the

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

8105-1000

MIP, really aimed to "effect changes in Wal-Mart's health care coverage of its employees."

Wal-Mart points to the fact that the health care coverage criterion may be removed once Wal-Mart's coverage rate equals a certain percentage as evidence that the Proposal addresses employee benefits, a subject the SEC staff has held, with few exceptions, to relate to ordinary business operations.

The argument that a proposal addressing executive compensation in actuality deals with an excludable topic related to a company's workforce has been rejected by the Staff on numerous occasions. In United Technologies (Feb. 20, 2001), the proposal asked the company to incorporate into the formula used for senior executive compensation measures of human capital such as contributions to employee training, morale and safety. United Technologies argued that the proposal, despite its ostensible focus on senior executive compensation, was really intended to "address the management of the workforce," and that its "overarching objective is to elevate employee satisfaction to a higher priority in terms of management objectives," subjects that had been held to constitute ordinary business. The Staff did not permit exclusion.

Similarly, in Louisiana-Pacific Corp. (Feb. 29, 1996), the proposal urged the company's board of directors to adopt executive compensation policies that place a priority on achieving continuous improvement in productivity, quality and service through employee involvement in decision-making, employee compensation linked to performance and a strong commitment to training. Louisiana-Pacific argued that although the proposal nominally related to executive compensation, its intent was to "cause changes in the Company's business operations relating to product quality, employee involvement in decision making, compensation of non-executive employees, and employee training." The Staff disagreed, noting that "the proposal appears to be sufficiently related to policies and standards for setting executive compensation so as to render [the ordinary business ground for exclusion] unavailable."

In UAL Corp. (Feb. 1, 2002), the proposal sought the incorporation of measures related to the "rebuilding of the Company's core air transportation business," including recalling employees laid off as a result of the September 11th terrorist attacks and refraining from subcontracting work previously done by company employees, into executive compensation criteria. The company argued that the proposal was excludable because it aimed to compel executives to take the suggested actions, which were related to the company's ordinary business operations (e.g., recall laid-off employees). The Staff rejected this argument and declined to allow exclusion. Wal-Mart attempts to distinguish the UAL letter by positing that the regrowth criteria were related to company performance, while the health insurance coverage criterion advanced in the Proposal is not.

Putting aside the fact that there is no basis in past no-action letters for making such a distinction, there is evidence that providing affordable and accessible employee benefits is indeed related to company performance. The Proposal's supporting statement cites a recent study by the Society for Human Resource Management in which health care benefits were identified as the most effective human resources tool in retaining employees. And a pair of studies conducted in 1999 and 2001 by Watson Wyatt Worldwide found a high degree of correlation between the quality of certain human capital practices, including recruiting and retention, and returns to shareholders. See www.watsonwyatt.com/research ("Human Capital Index: Human Capital as a Lead Indicator of Shareholder Value") The Proposal seeks to ensure that Wal-Mart's senior executive compensation policies reward practices that enhance company performance and increase shareholder value. As such, it is not excludable as related to Wal-Mart's ordinary business operations.

Rule 14a-8(i)(3)—False or Misleading Statements

Wal-Mart complains that four statements in the Proposal's supporting statement are false or misleading, justifying exclusion of the entire Proposal pursuant to Rule 14a-8(i)(3).

First, Wal-Mart objects to the statement that "Wal-Mart requires full-time employees to work for six months before becoming eligible to participate in a health plan, and raised from 28 to 34 the number of hours per week an employee must work in order to be eligible." This statement is misleading, according to Wal-Mart, because full-time employees are eligible to participate in a "limited medical benefit plan" during the waiting period before they become eligible for regular coverage, which generally varies from 90 to 180 days.

The limited medical benefit plan is simply not equivalent to a regular health insurance plan. The limited plan will pay a maximum of $1,000 per year per participant (Wal-Mart employee or covered dependent) in basic medical expenses, including prescription drugs. (See Exh. A, table from Wal-Mart summary plan description dated Jan. 2003; Exh. B, materials on limited plan from Wal-Mart new-hire materials distributed in Michigan) Once this amount is exhausted, a participant may be entitled to reimbursement of an additional $1,000 in expenses, but only if they were incurred in connection with an off-the-job accident. Thus, the maximum amount of medical expenses that will be reimbursed under the limited plan in any calendar year is $2,000. By contrast, as Wal-Mart asserts in the No-Action Request, its regular health insurance plans do not generally impose benefit caps. Accordingly, it is not misleading for the Proposal to refer to the waiting period for coverage under a health insurance plan.

Wal-Mart also notes that part-time employees become eligible for medical coverage after 730 days (two years) of employment, and may participate in the limited medical benefit plan in the interim. The statement to which Wal-Mart points is meant to relate only to full-time employees; the number of hours is the number an employee must work to be considered full-time. In no way did the Trust mean to suggest that employees who do not work 34 hours a week are ineligible for all health coverage. The Trust is willing to revise the proposal to clarify this point if the Staff deems it necessary, although it is worth noting that Wal-Mart's own summary plan description (see Exh. A) states that only "peak-time" associates are eligible for health insurance coverage after 730 days. Thus, although the Trust is not aware what "peak-time" means, it appears that not all part-time employees may be eligible for coverage.

Second, Wal-Mart characterizes as misleading the statement, "Wal-Mart's health benefits are not accessible or affordable." As an initial matter, Wal-Mart omits the beginning of the sentence, which makes it clear that the statement is the Trust's opinion. The full sentence reads, "We are concerned that Wal-Mart's health benefits are not accessible or affordable." This opinion is based in part on the fact that Wal-Mart's waiting period for health coverage for full-time employees is significantly longer than the average for large firms, as reported in the annual Kaiser/HRET Survey of Employer-Sponsored Health Benefits (the "Kaiser Survey"), of 1.4 months; it is longer even than the 2.8 month average for retailers, the category against which Wal-Mart prefers to compare itself.

Wal-Mart disputes the Proposal's assertion that Wal-Mart contributes less than 50% of the total health insurance premium. That figure was reported in a story on National Public Radio. Wal-Mart asserts that it pays 67% of the total premium, and the Trust is willing to revise the Proposal to reflect Wal-Mart's representation. The revised figure, however, is still below the national average of 73% for all firms (all plan types), the 71% national average for all retailers (all plan types), and the 75% national average for jumbo firms—those, like Wal-Mart, with at least 5000 employees (all plan types)--as reported in the Kaiser Survey. Accordingly, even using the 67% figure provided by Wal-Mart, Wal-Mart still lags all of the relevant national averages for premium contributions. This fact, coupled with the longer-than-average waiting period, adequately supports the Trust's opinion that Wal-Mart's health benefits are neither accessible nor affordable. That statement accordingly is not misleading to shareholders.

Third, Wal-Mart complains that the Proposal's use of the Kaiser Survey is misleading for two reasons. Wal-Mart appears to challenge the use of any health insurance survey, stating that "no survey can fairly or accurately compare all aspects of health care plans," such as caps, scope of coverage, co-payments and deductibles. While plans do indeed differ from one another, such differences do not invalidate the data collected and provided by the Kaiser Survey. In benchmarking the benefits provided by an individual company such as Wal-Mart, aggregate data such as that provided by the Kaiser Survey must be used; otherwise, the detail of the kind of plan-by-plan comparison advocated by Wal-Mart would obscure the big-picture information necessary to draw conclusions about how a company generally compares to its peers. In other words, some amount of generalization must be permissible.

More specifically, Wal-Mart claims that its statistics should be compared not with other firms of its size but rather with other companies in the retailing industry. Neither comparison is perfect: many large firms are not in the retail business, and may in fact confront different cost constraints, as Wal-Mart suggests. However, many retailers are small firms, which, as the Kaiser Survey documents, operate in a very different health benefit purchasing environment than larger firms. For example, the Kaiser Survey reported that small firms (those with 3-199 employees) experienced larger premium increases from 2001 to 2002 than large firms, with firms with 10-24 employees experiencing the largest increase. The Kaiser Survey also reported that the nation's smallest employers pay higher premiums for single coverage than any other firm size group. On balance, then, it is not more misleading to compare Wal-Mart with other large firms.

Finally, Wal-Mart argues that it is misleading for the Proposal to cite the 30% rate of premium increase from 2001 to 2002 since over the past eight years the premiums in some of Wal-Mart's medical plans increased less than the national average and during the 2001-2002 time period enrollment in Wal-Mart's medical insurance plans increased. The Proposal does not make any statement regarding increases in premiums over the longer term, nor does it compare the 30% increase to other firms or a national average. Thus, shareholders are not misled by the Proposal into believing anything at all about the rate of premium increase in periods other than 2001-2002. Further, the increase in enrollment during the 2001-2002 time period cited by Wal-Mart may be attributable to many different factors, including job loss by a spouse whose employer formerly provided coverage and loss of coverage under government-funded programs. Accordingly, the Proposal's statement regarding the recent rate of premium increase is not misleading.

Rule 14a-8(i)(10)—Substantially Implemented

Rule 14a-8(i)(10) allows a company to omit a proposal if it has been substantially implemented. Wal-Mart contends that it has substantially implemented the Proposal, which calls for the health insurance coverage criterion to be discontinued once Wal-Mart's coverage rate equals or exceeds the national average for large firms as determined by the Kaiser Survey, despite the fact that its coverage rate of 45% falls far short of the 67% national average for large firms.

Wal-Mart claims that it has satisfied the Proposal because its 45% coverage rate exceeds the 40% average for retail firms. But the Proposal does not purport to evaluate Wal-Mart against other retailers, for sound reasons discussed above. The terms of the Proposal call for Wal-Mart to catch up with other large firms. Wal-Mart may believe that is an unachievable or unworthy goal, and it may so argue in its statement in opposition. The fact remains, however, that the Proposal, as written and submitted by the Trust, has not been substantially implemented and exclusion under Rule 14a-8(i)(10) is not warranted.

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Executive Director
SEIU Master Trust

cc: Allison Garrett
Vice President and General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0215

Exhibit A

Benefits At A Glance

<table>
<tr><th></th><th>MEDICAL</th><th>STARBRIDGE</th><th>DENTAL</th><th>COMPANY-PAID LIFE INSURANCE</th><th>OPTIONAL LIFE INSURANCE</th></tr>
<tr><td>ELIGIBILITY</td>
<td>• Active hourly associates who have completed 180-calendar days of continuous full-time employment OR 730-calendar days of continuous peak-time employment. (Peak-time associates are eligible for associate-only medical coverage.) For exception, see ✱ below.
• Full-time management associates and management trainees.
• Full-time truck drivers.</td>
<td>AVAILABLE TO NEW HIRES
• Active full-time hourly associates who are in their eligibility waiting period.
• Active peak-time associates who are in their eligibility waiting period.
• Wal-Mart temporary associates.
☆ Peak-time and Wal-Mart temporaries are eligible for associate-only coverage.
☆ Not available in HI.</td>
<td>• Active hourly associates who have completed 180-calendar days of continuous full-time employment. For exception, see ✱ below.
• Full-time management associates and management trainees.
• Full-time truck drivers.
One-year wait for Major and Orthodontia care.</td>
<td>• Active hourly associates who have completed 180-calendar days of continuous full-time employment. For exception, see ✱ below.
• Full-time management associates and management trainees.
• Full-time truck drivers.</td>
<td>Same as Company-Paid Life insurance.

Note: You may be required to provide proof of good health. See Summary below.</td></tr>
<tr><td>EFFECTIVE</td>
<td>For enrolled associates:
• Full-time hourly: 181st day of continuous full-time employment.
For exception, see ▲ below.
• Peak-time: 731st day of continuous employment.
• Management associates, management trainees, & truck drivers: date of hire (if enrolled within 60 days).</td>
<td>For enrolled newly hired associates, coverage begins on the date of hire.</td>
<td>For enrolled associates:
• Full-time hourly: 181st day of continuous full-time employment.
For exception, see ▲ below.
• Management associates, management trainees, & truck drivers: date of hire (if enrolled within 60 days).</td>
<td>• Full-time hourly: 181st day of continuous full-time employment.
For exception, see ▲ below.
• Management associates, management trainees, & truck drivers: date of hire.</td>
<td>For enrolled associates:
• Full-time hourly: 181st day of continuous full-time employment.
For exception, see ▲ below.
• Management associates, management trainees, & truck drivers: date of hire (if enrolled within 60 days.)</td></tr>
<tr><td>COST PER PAY PERIOD</td>
<td>Rates Effective January 1, 2003
NETWORK OPTION
<table>
<tr><th>Deduct.</th><th>Assoc Only</th><th>Assoc + Spouse(1)</th><th>Assoc + Children</th><th>Family (1)</th></tr>
<tr><td>$350</td><td>$33.00</td><td>$102.50</td><td>$85.00</td><td>$118.50</td></tr>
<tr><td>500</td><td>$28.00</td><td>$90.00</td><td>$74.00</td><td>$100.00</td></tr>
<tr><td>750</td><td>$20.50</td><td>$75.00</td><td>$60.00</td><td>$79.50</td></tr>
<tr><td>1,000</td><td>$15.50</td><td>$62.00</td><td>$49.00</td><td>$64.00</td></tr>
</table>
NETWORK $ SAVER OPTION (where available)
<table>
<tr><th>Deduct.</th><th>Assoc Only</th><th>Assoc + Spouse(1)</th><th>Assoc + Children</th><th>Family (1)</th></tr>
<tr><td>$350</td><td>$29.50</td><td>$91.00</td><td>$74.00</td><td>$102.00</td></tr>
<tr><td>500</td><td>$25.00</td><td>$80.00</td><td>$64.50</td><td>$87.50</td></tr>
<tr><td>750</td><td>$19.00</td><td>$67.00</td><td>$53.00</td><td>$70.00</td></tr>
<tr><td>1,000</td><td>$13.00</td><td>$55.00</td><td>$43.00</td><td>$57.00</td></tr>
</table>
(Network $ Saver Option is the only medical option available in Florida and Tennessee.)
Notes: • Alabama plan design differs from the above.
• HMOs are available in some locations. See your Personnel Representative for details.</td>
<td>Associate Only $14.94

Associate and One Dependent $32.58

Associate and Two or More Dependents . . . . $50.22</td>
<td>Assoc Only $3.00

Assoc+Spouse or Assoc+Children. . . $6.25

Family . . . . $9.50</td>
<td>PAID IN FULL BY COMPANY.

Automatic enrollment when eligibility requirements are met.</td>
<td><table>
<tr><th>Option</th><th><30</th><th>30-34</th><th>35-39</th><th>40-44</th><th>45-49</th></tr>
<tr><td>$25,000</td><td>$0.92</td><td>$1.04</td><td>$1.27</td><td>$1.96</td><td>$3.35</td></tr>
<tr><td>50,000</td><td>1.85</td><td>2.08</td><td>2.54</td><td>3.92</td><td>6.69</td></tr>
<tr><td>75,000</td><td>2.77</td><td>3.12</td><td>3.81</td><td>5.88</td><td>10.04</td></tr>
<tr><td>100,000</td><td>3.69</td><td>4.15</td><td>5.08</td><td>7.85</td><td>13.38</td></tr>
<tr><td>150,000</td><td>5.54</td><td>6.23</td><td>7.62</td><td>11.77</td><td>20.08</td></tr>
<tr><td>200,000</td><td>7.38</td><td>8.31</td><td>10.15</td><td>15.69</td><td>26.77</td></tr>
<tr><th>Option</th><th>50-54</th><th>55-59</th><th>60-64</th><th>65-69</th><th>>70</th></tr>
<tr><td>$25,000</td><td>$4.27</td><td>$5.65</td><td>$6.92</td><td>$7.73</td><td>$8.77</td></tr>
<tr><td>50,000</td><td>8.54</td><td>11.31</td><td>13.85</td><td>15.46</td><td>17.54</td></tr>
<tr><td>75,000</td><td>12.81</td><td>16.96</td><td>20.77</td><td>23.19</td><td>26.31</td></tr>
<tr><td>100,000</td><td>17.08</td><td>22.62</td><td>27.69</td><td>30.92</td><td>35.08</td></tr>
<tr><td>150,000</td><td>25.62</td><td>33.92</td><td>41.54</td><td>46.38</td><td>52.62</td></tr>
<tr><td>200,000</td><td>34.15</td><td>45.23</td><td>55.38</td><td>61.85</td><td>70.15</td></tr>
</table></td></tr>
<tr><td>SUMMARY</td>
<td><table>
<tr><th>Deductible Individual/Family</th><th>Out-of-Pocket Maximum Individual/Family</th></tr>
<tr><td>$ 350/ $1,050</td><td>$1,750/ $ 3,500</td></tr>
<tr><td>500/ 1,500</td><td>2,500/ 5,000</td></tr>
<tr><td>750/ 2,250</td><td>3,750/ 7,500</td></tr>
<tr><td>1,000/ 3,000</td><td>5,000/ 10,000</td></tr>
</table>
Notes: • Alabama plan design differs from the above.
• $25,000 1st year cap applies to associates and dependents eligible for benefits after 4/2/01.
• Special pharmacy out-of-pocket maximum applies to some associates.</td>
<td>STARBRIDGE is a limited medical plan for associates who are in eligibility waiting periods. May enroll within 60 days of hire date, at the time of a valid status change, or during Open Enrollment.
Maximum benefit per participant: $1,000
For information, call STARBRIDGE at 800-288-1474.</td>
<td>Preventive/Diagnostic, General, and Major combined have $1,000 limit per year. General and Major combined have $50 individual deductible / $150 maximum family deductible. Orthodontia has no deductible, $750 lifetime maximum.</td>
<td>Coverage is equal to annual pay rounded to the nearest $1,000 to a maximum of $50,000.
Proof of good health does not apply.</td>
<td>During initial eligibility period, associate is eligible for $25,000 Optional Life insurance without proof of good health. Above $25,000 or after Initial Enrollment Period, proof of good health is required.</td></tr>
<tr><td>PREEXISTING</td>
<td>Preexisting condition limitations may apply but may be reduced by prior creditable coverage. See Medical Section of Associate Benefits Book for details.</td>
<td>Preexisting condition limitations apply, but may be reduced by prior creditable coverage. See plan description for details.</td>
<td>See Associate Benefits Book for details on the preexisting condition limitations.</td>
<td>No preexisting condition limitations.</td>
<td>Some preexisting condition limitations apply.</td></tr>
<tr><td>DISABILITY</td>
<td>Associate on approved Medical Leave of Absence may continue coverage (up to 12 months) provided payments are received.</td>
<td>Full-time and peak-time associates on an approved Medical Leave of Absence may continue coverage to the end of their eligibility waiting period provided payments are received.</td>
<td>Same as Medical.</td>
<td>Company-Paid Life Insurance continues for one year if associate is totally disabled and on an approved Medical Leave of Absence.</td>
<td>Same as Medical.</td></tr>
<tr><td>DEATH</td>
<td>Covered eligible dependents may continue coverage through COBRA. See Associate Benefits Book for details.</td>
<td>Covered eligible dependents may continue coverage through COBRA.</td>
<td>Covered eligible dependents may continue coverage through COBRA. See Associate Benefits Book for details.</td>
<td>Proceeds from life insurance will be paid to designated beneficiary.</td>
<td>Designated beneficiary will receive the amount of coverage in force at the time of associate's death.</td></tr>
<tr><td>TERMINATION</td>
<td>Coverage terminates last day of employment. COBRA may apply. See Associate Benefits Book for details.</td>
<td>Coverage terminates last day of paid coverage following termination of employment or at the end of eligibility waiting period.</td>
<td>Coverage terminates last day of employment. COBRA may apply. See Associate Benefits Book for details.</td>
<td>Coverage terminates last day of employment. May convert Company-Paid Life to an individual life insurance policy within 31 days.</td>
<td>Coverage terminates last day of employment. May convert Optional Life insurance to an individual life insurance policy within 31 days.</td></tr>
</table>

✱ Exception: A 90-calendar day waiting period applies to full-time hourly field logistics associates, full-time hourly pharmacists, and full-time hourly field supervisor positions in stores and clubs.

▲ Exception: For full-time hourly field logistics associates, full-time hourly pharmacists, and full-time hourly field supervisor positions in stores and clubs, coverage is effective on 91st day of continuous employment.

(1) For associates hired after January 1, 1998, who enroll their spouses, an additional $50 per pay period surcharge will apply if coverage is available through spouse's employer.

Exhibit B

For Eligibility –
New Limited Medical Plan



- **Office Visits as Low as $15**
- **$1,000 Basic Medical Coverage Per Year**
- **$1,000 Additional Medical Coverage for Accidents**
- **Prescription Program**

BIWEEKLY RATES

Associate Only	$14.94
Associate + 1 Dependent	$32.58
Associate + 2 or More Dependents ...	$50.22

WHO IS ELIGIBLE? Hourly Associates in a waiting period, including:

- Full-Time
- Peak-Time

and Wal-Mart temporary associates.

Note: If you are a peak-time or Wal-Mart temporary associate, dependent coverage is not available.

WHEN MAY I ENROLL? Within 60 days of date of hire, during the Company's "Open Enrollment Period", or if you experience a valid Status Change.

Note: If you enroll before January 1, 2002, during Open Enrollment or as a new hire, your coverage will not begin until January 1, 2002.

WHEN WILL MY COVERAGE BEGIN? For new hires (in 2002 or later), coverage begins on the date of hire. During Open Enrollment, coverage begins on the first day of the new plan year. For valid Status Changes, coverage begins on the first day of the following month.

QUESTIONS ABOUT YOUR COVERAGE? Call 1-800-288-1474.

WAL★MART®

STARBRIDGE™
Sickness & Accident Plan

Each Associate and each enrolled dependent receive the following benefits:

1. PHYSICIAN'S OFFICE VISIT BENEFIT

An enrolled associate or dependent(s) is responsible for $15 of the physician's office visit fee for a covered sickness or accident; STARBRIDGE will reimburse 1 of the remaining office visit fee up to the usual and customary amount. The benefit amount, whether paid to the enrolled associate or dependent(s), o physician, will count toward the Basic Medical Expense Benefit coverage year maximum. An enrolled associate or dependent(s), may go to any physician.

2. BASIC MEDICAL EXPENSE BENEFIT (MAXIMUM $1,000/YR FOR EACH ENROLLED ASSOCIATE OR DEPENDENT)

The Basic Medical Expense Benefit portion of STARBRIDGE reimburses each enrolled associate or dependent(s) for covered medical expenses incurred for:

A) Off-the-job accidental injury; and B) Sickness.

After each enrolled associate or dependent(s) meets their annual $50 deductible, STARBRIDGE will begin paying 80% of usual and customary covered me expenses which are the result of such sickness or accident, until it has paid $1,000 during the enrolled associate or dependents' coverage year.

3. SUPPLEMENTAL ACCIDENT BENEFIT (MAXIMUM $1,000/YR FOR EACH ENROLLED ASSOCIATE OR DEPENDENT)

Once an enrolled associate or dependent(s) has exhausted their Basic Medical Expense Benefit as described previously, this part of the program reimburses u $1,000 for covered medical expenses incurred for off-the-job injuries. This supplemental coverage is for accidents only. There is a $50 deductible for covered accident-only occurrence. After the deductible is met, the plan will begin paying 80% of usual and customary charges for covered medical expenses it has paid $1,000 during the enrolled associate or dependents' coverage year.

4. PRESCRIPTION PROGRAM

STARBRIDGE will reimburse 50% of eligible prescription charges. The benefit amount will count toward the Basic Medical Expense Benefit coverage year maxin and the annual $50 deductible will apply.

PRE-EXISTING CONDITION LIMITATION (Medical)

Pre-existing conditions are not covered under the STARBRIDGE medical plan. A pre-existing condition is any condition for which you have been medically diagnosed, treated by, sought advice from, or consulted with, a physician during the 6 months before becoming enrolled under this plan. This provision will not apply to any expenses incurred after the end of a continuous period of 6 months of coverage under the policy during which no expense is incurred, no diagnosis, treatment, or advice is received, and a physician has not been consulted; or 12 months of continuous coverage under the policy.

The pre-existing condition limitation above does not apply to newborn or ado children, or to any pregnancy.

Any pre-existing condition limitation can be reduced by the period of time you w previously covered for the condition, provided you were validly enrolled under a p plan with creditable coverage immediately prior to being enrolled under this p and became enrolled under this plan within 63 days of termination of your prior p

WHEN STARBRIDGE COVERAGE ENDS —

Your coverage and your dependents' coverage will end at midnight:

1. On the last day of the coverage period for which you paid premiums if your employment ends;
2. The first day of a pay period for which you fail to make the required contribution;
3. The day your employer ceases to provide this plan;
4. The day you enter armed service on full-time active duty; or
5. The day your waiting period for eligibility ends.

WHAT IS NOT COVERED UNDER STARBRIDGE MEDICAL:

- Charges for normal health checkups, ear examinations, or hearing aids (unless required by law);
- Charges for treatment of mental and nervous disorders, alcoholism or substance abuse treatment (unless required by law);
- Charges for intentionally self-inflicted Injuries, suicide or any attempt thereat, while sane or insane;
- Charges from declared or undeclared war or any act thereof;
- Charges resulting from serving on full-time active duty in the Armed Forces of any country or international authority;
- Charges resulting from the commission of a felony.
- Charges resulting from flying as a pilot or crew member of any aircraft or travel or flight, including boarding or alighting, in any vehicle or device while being used for any test or experimental purposes or while being operated by, for or under the direction of any military authority other than the Military Airlift Command (MAC) of the United States or similar air transport service of any other country;
- With respect to Medical Expense coverage and Supplemental Accident, charges for work-related Injury or Sickness, whether or not benefits are payable under Workers' Compensation or similar law;
- Charges for eye examinations for glasses; any kind of eye glasses, prescription therefore;
- Charges for treatment in a Hospital or facility owned or run by the United Stat Government, unless a charge is made for such services in the absence insurance; or in a Hospital which does not unconditionally require payment;
- Charges for dental care or treatment other than care of sound, natural tee and gums required on account of injury resulting from an accident wh covered under this policy, and rendered within six months of the accident;
- Charges for cosmetic surgery, except cosmetic surgery which you need as result of an accident which happens while you are covered under this plan;
- Charges for expenses used to meet the Deductible Amount, or in excess of t coinsurance level, or in excess of those expenses considered Usual a Customary; or
- Charges for services provided by a member of your immediate fami resident of your household or services provided by your employer.
- Charges in connection with manipulations of the musculoskeletal syster which includes manipulation of the muscles, joints, soft tissue, bone, spir as well as traction and massage and applications of heat and cold.
- Services performed in a foreign country.

This brochure is intended as a brief summary of the STARBRIDGE Plan; the Insurance Certificate is the official document governing provisions of this Plan. Administered by STAR Human Resources Insurance Services
2036 East Camelback Road, Phoenix, AZ 85016
This insurance plan is underwritten by the Continental Assurance Company, a CNA Company.

CNA
For All the Commitments You Make

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

The proposal urges the board of directors to incorporate increases in the percentage of Wal-Mart employees covered by its medical health insurance plan in Wal-Mart's determination of senior executive compensation, until Wal-Mart's coverage rate equals or exceeds that of the national average for large firms.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). In this regard we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits. Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor